UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

 This Report on Form 6-K contains a press release issued by Equinor ASA on March 17, 2026, entitled “Equinor ASA: Share buy-back – first tranche for 2026”.

Equinor ASA: Share buy-back – first tranche for 2026

Please see below information about transactions made under the first tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 4 February 2026.

The duration of the buy-back tranche: 5 February to no later than 30 March 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 4 February 2026, available here: https://newsweb.oslobors.no/message/664788

From 9 March to 12 March 2026, Equinor ASA has purchased a total of 420,020 own shares at an average price of NOK 320.5672 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

9 March	OSE	103,300	326.5935	33,737,108.55
	CEUX
	TQEX

10 March	OSE	107,000	312.5236	33,440,025.20
	CEUX
	TQEX

11 March	OSE	106,100	317.6190	33,699,375.90
	CEUX
	TQEX

12 March	OSE	103,620	325.8842	33,768,120.80
	CEUX
	TQEX

Total for the period	OSE	420,020	320.5672	134,644,630.45
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	2,580,775	277.7263	716,749,093.71
	CEUX
	TQEX
	Total	2,580,775	277.7263	716,749,093.71

Total buy-backs under the tranche (accumulated)	OSE	3,000,795	283.7227	851,393,724.16
	CEUX
	TQEX
	Total	3,000,795	283.7227	851,393,724.16

Following completion of the above transactions, Equinor ASA owns a total of 63,527,007 own shares, corresponding to 2.48% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 53,903,548 own shares, corresponding to 2.11% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: March 17, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer